Exhibit 21.1

enGene Holdings Inc.

Subsidiaries of the Registrant as of October 31, 2023

Name of Subsidiary	Jurisdiction of Incorporation or Organization

enGene Inc.	Canada
enGene USA, Inc.	Delaware
Forbion European Acquisition Corp.	Cayman Islands